EXHIBIT 2.1

Termination Agreement

The undersigned parties hereby agree that the Letter of Intent (the “Letter of Intent”) dated as of December 11, 2017 by and between Nami Corp (“NAMI”) and GMCI Corp (“GMCI”) is hereby terminated with immediate effect and none of the parties shall have any further responsibility of liability thereunder.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of July 4, 2018.

NAMI Corp

By:	/s/ Ong Tee Keat
Name:	Ong Tee Keat
Title:	President

GMCI Corp

By:	/s/ Lok Khing Ming
Name:	Lok Khing Ming
Title:	Chairman of the Board